UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On February 27, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) issued a press release announcing that the Company has received a letter (the “Letter”) from The Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s belief, based upon its review of the Company and pursuant to Nasdaq Listing Rule 5101, that the Company is a “public shell”, and that continued listing of the Company’s American Depositary Shares (“ADSs”) is no longer warranted. The Company intends to request a hearing (the “Hearing”) to appeal the delisting process before a Nasdaq Hearings Panel (the “Panel”). A Hearing request will stay the suspension of the ADSs and delisting pending the Panel’s decision. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 27, 2026	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

2